Filed pursuant to Rule 433

Registration No. 333-215266

August 2, 2017

News Release

NORBORD INC. ANNOUNCES SECONDARY BOUGHT DEAL OFFERING OF ITS COMMON SHARES BY BROOKFIELD

All financial references are expressed in Canadian dollars unless otherwise indicated.

Toronto, Ontario, August 2, 2017 - Norbord Inc. (“Norbord”) (TSX and NYSE: OSB) today announced a bought deal secondary offering (the “Offering”) with a syndicate of underwriters led by RBC Capital Markets, BMO Capital Markets, BofA Merrill Lynch, Scotiabank, TD Securities Inc. and CIBC Capital Markets through which a fund managed by Brookfield Asset Management Inc. (TSX: BAM.A) (NYSE: BAM) (Euronext: BAMA) has agreed to sell 3,550,000 common shares of Norbord (the “Common Shares”) at an offering price of $42.35 per Common Share (the “Offering Price”).

The underwriters have been granted an over-allotment option, exercisable in whole or in part for a period of 30 days following closing of the Offering, to purchase up to an additional 532,500 Common Shares at the Offering Price, under the same terms.

Brookfield Asset Management Inc., its affiliates and funds managed by it (“Brookfield”) currently own approximately 53% of the outstanding Common Shares of Norbord. Upon the completion of the Offering, but before giving effect to the over-allotment option, Brookfield will own, directly and indirectly, 41,857,240 Common Shares, representing approximately 48.6% of Norbord.

The Offering is expected to close on or about August 9, 2017. Norbord will not receive any proceeds from the Offering.

The Common Shares are being offered under Norbord’s existing base shelf prospectus filed in the United States and Canada. In the United States, the Common Shares are being offered pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission. Norbord has filed a preliminary prospectus supplement in Canada and the United States relating to the Offering. Before investing, potential purchasers should read these documents and other public filings by Norbord for more complete information about Norbord and the Offering.

Copies of these documents may be obtained for free on EDGAR at www.sec.gov or on SEDAR at www.sedar.com. Alternatively, copies can be obtained from: (i) in Canada, RBC Dominion Securities Inc., Attention: Simon Yeung, Distribution Centre, RBC Wellington Sq., 8th Floor, 180 Wellington St. W., Toronto, Ontario M5J 0C2, telephone: (416) 842-5349, email: Distribution.RBCDS@rbccm.com; BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario L6S 6H2, telephone: (905) 791-3151 ext: 4312, email: torbramwarehouse@datagroup.ca; and Merrill Lynch Canada Inc., Attention: Lisa Loughery, 181 Bay Street, Suite 400, Toronto, ON M5J 2V8, telephone: (416) 369-7558, email: lisa.loughery@baml.com, and (ii) in the United States, RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, telephone: (877)  822-4089, email: equityprospectus@rbccm.com; BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), telephone: (800) 414-3627, email: bmoprospectus@bmo.com; and BofA Merrill Lynch, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC  28255-0001, email: dg.prospectus_requests@baml.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares described herein, nor shall there be any sale of these Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Common Shares being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the base shelf prospectus or the preliminary prospectus supplement.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB).  In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products.  Norbord has assets of approximately US$1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe.  Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements with respect to the offering and the timing of closing described in this news release. Often, but not always, forward-looking statements can be identified by the use of words such as “anticipate”, “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur.  Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; potential future changes in tax laws; effects of currency exposures and exchange rate fluctuations; future operating costs, availability of financing, impact of future cross-border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other risks and factors described from time to time in filings with Canadian and United States securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, Norbord, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.  See the “Caution Regarding Forward-Looking Information” statement in the    February 2, 2017 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2016 Management’s Discussion and Analysis dated February 2, 2017 and Q2 2017 Management’s Discussion and Analysis dated July 27, 2017.